UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 21, 2025
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

The Iguatama II Project is an operational 2.5 MW AC / 3 MW DC solar power plant located at Rodovia BR 354 - Fazenda Dois Amigos in Iguatama, Minas Gerais ("Project"). The Project is connected to the CEMIG electricity distribution grid, in accordance with Brazilian Federal Law 14.300/2022 and Normative Resolution No 1000/2022.

This solar plant is rented to a consortium of residential and commercial Subscribers for 25 years. The Project has signed a Project Rental Contract, a Land Lease, and an Operations and Maintenance Contract.

The Company intends to invest $1,987,452.00 USD (R$11,970,980.00 BRL) at a projected IRR of 17.71% in USD (see Financial Summary below).

Key Information

General Information

Project Owner	Energea Portfolio 2 LLC (d.b.a. Community Solar in Brazil)
Project Location	Iguatama, Minas Gerais, Brazil
Technology	Ground-mounted solar on fixed tilt racking
System Size (AC/DC)	2.50 MW AC / 3.00 MW DC
Estimated Year 1 Production	5,070 MWh
Coordinates	-20.15° S -45.74° W
Land Status	Surface Rights Public Deed
Project Status	Operational
Useful Equipment Life (Years)	25 years

Stakeholders

SPE Name	Energea Iguatama II Ltda.
SPE Registered Office	Rod Fazenda Dois Amigos, CEP 38.910-000, Iguatama/MG
SPE CNPJ	56.264.376/0001-68
Offtaker	Consórcio de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	LUX Energia e Participações LTDA
EPC Contractor CNPJ	35.587.487/0001-35
O&M Contractor	Energea Brazil
O&M Contractor CNPJ	41.161.846/0001-90

Uses of Capital*

	BRL	USD
Project Hard Costs	R$ 332,069.00	$57,047.00
Project Soft Costs	R$ 61,020.00	$10,473.00
Acquisition Costs	R$ 11,500,000.00	$1,911,010.00
Additional Costs	R$ 77,891.00	$8,923.00
Total Project Financing	R$ 11,970,980.00	$1,987,452.00
Projected IRR	17.71%
*Actual BRL/USD will vary with currency exchange rates during construction.

Technical Summary

Site

Iguatama is a municipality located in the western part of Minas Gerais, Brazil with a population of approximately 8,000 residents. The municipality is 250 kilometers from Belo Horizonte, the states capitol. The local economy is primarily based on agriculture with products ranging from beans, soybeans, and corn, as well as cattle farming. Iguatama is part of the "Grutas e Mar de Minas" tourist circuit, with the São Francisco River acting as the main attraction, along with lagoons and lakes that provide tourists with boating and fishing opportunities.

The Inhaumas Empreendimentos e Participaçõs Ltda ("Landowner") owns the Site. The SPE entered into a Surface Rights Public Deed on January 28,2025 with the Landowner to secure 9 hectares of land for the Project. The agreed monthly lease payment is R7,200.00 BRL per hectare, due within 150 days from the execution of the Surface Rights Public Deed Agreement. The payments adjust on each anniversary of the signature date according to the Brazilian consumer price index ("IPCA").

Design

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	Jinko Solar JKM400M-72H-V	7,500	Tier 1 module manufacturer based in China
Inverters	Sungrow SG250HX-20	10	Tier 1 inverter manufacturer based in China
Racking/Trackers	Painitec Fixed Tilt Racking	1	Painitec is a Solar EPC firm based in Brazil that custom builds fixed tilt solar racking solutions for ground mount project.

Energy Projection

The Project's PVsyst simulation report estimates that the Project has a 50% chance of producing at least 5,026 MWh with a resulting performance ratio of 79.7% during its first year of operation.

The Jinko JKM solar modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience <1% power loss in the first year of operation and an annual degradation rate of <0.4% thereafter. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them the best choice for the Project.

Interconnection

The Interconnection for the Project was secured through the CUSD and CCER agreements with CEMIG Distribuição S.A. ("Utility Company"). The CUSD and CCER agreements are now assigned to the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea ("Offtaker").

Offtaker

The Offtaker is a consortium of residential and commercial Subscribers. The SPE and the Offtaker signed a Project Rental Contract on December 20, 2024, which specifies a term of 25 years from COD, with options to extend through mutual agreement between the parties. Subscribers will be located in Minas Gerais, Brazil.

Engineering, Procurement and Construction

The EPC contractor who was responsible for delivering this turnkey solar power project, including engineering, procurement, construction and commissioning services was LUX Energia e Participações. The Project signed the Construction Contract on August 13, 2021. Services included developing detailed civil, electrical and mechanical drawings, and as-built documentation while ensuring compliance with industry standards and best practices. The contractor provided a Technical Warranty that covered all equipment defects and workmanship issues for a period of 12 months from COD. The Project's COD was June 15, 2022.

O&M

Energea Brazil has been selected as the O&M service provider. The team that will be responsible for the Project is comprised of experienced professionals with years of combined solar O&M experience. They are equipped with the latest technology and tools to provide the highest level of service to the Project. This field team is supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract include monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Environmental, Social and Community "ESC"

Employees

Both the Project and Manager place health and safety at the core of its operations, implementing a range of measures to mitigate the risk of accidents or incidents during the operations of the Project. The actions outlined in the table below are specifically designed to protect our O&M employees while performing their duties on-site.

Energea's Personnel - Health and Safety Summary

Safety Measure	Description
Risk Inventory	Tool to identify, eliminate, and/or mitigate risks for all O&M activities.
Emergency Response Plan	Procedures to respond effectively to emergencies and minimize risks to personnel, assets, and the environment.
Preliminary Risk Analysis	Safety guidelines and instructions for each O&M activity, applicable to employees and service providers.
Occupational Health Medical Control Program	Medical examinations (pre-employment and periodic) to evaluate employee fitness for field activities.
Personal Protective Equipment (PPE)	Equipment to protect workers against occupational hazards.
Safety Barriers	Physical barriers installed in Energea's SPEs to isolate risk areas and prevent unauthorized access.
Safety Signage	Mandatory signage installed in the plant:
1. Mandatory use of PPE
2. Risk of electric shock
3. Fire extinguisher
4. Speed limit
5. Construction zone
6. No smoking
7. Emergency evacuation meeting point
8. No Trespassing
Courses and Training	O&M safety trainings in compliance with Brazilian standards:
1. NR 10 - Electrical safety
2. NR 10 + SEP - High-voltage systems
3. NR 6 - Use of PPE
4. NR 12 - Machinery operation safety
5. NR 18 - Construction site safety

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax and labor obligations, and help mitigate labor-related risks in accordance with applicable laws and regulations.

Energea Service Providers - Due Diligence

Phase	Objective	Requirements / Actions/ Documents
Pre-Contractual Due Diligence	Tax, labor obligations and financial health	1. CND (Debt Clearance Certificate)
2. CRF (Certificate of Regularity - FGTS)
3. CNDT (Labor Debt Clearance Certificate)
4. Updated CNPJ Card
5. Social Contract
6. Financial Statements
Contractual	Health, safety, and labor law obligations	Health/safety clauses
Compliance with labor laws and Regulatory Standards

Environmental

Energea ensures the Project's environmental compliance by conducting all required studies and securing any necessary permits required by local authorities and consultants.

ESC Related Permits

Permit	Description	Status
Environmental	Issued by the environmental authorities responsible for authorizing and overseeing activities with potential environmental impacts.	Complete
Fire Department Certificate	Issued by the Fire Department confirming compliance with fire safety laws.	Complete

Stakeholders Engagement

On the social front, stakeholder interviews and community surveys indicate broad local support. Community members recognize the Project's contribution to local employment, economic revitalization, and land use productivity. Concerns were raised regarding the absence of night-time policing and a dedicated fire brigade in the municipality, which currently relies on nearby towns for emergency services. In response, local stakeholders recommended the implementation of 24/7 surveillance systems, including alarms, security cameras, and LED lighting, along with the construction of an artesian well at the plant to provide water for fire safety and daily operations. The Project is protected by unarmed on-site security and round-the-clock remote monitoring, provided by Sueki Vigilância Eletrônica (KASEG).

Financial Summary

The projected nominal IRR, in USD, of the Project is 17.71%, with an estimated payback of 6 years and 4 months from the Acquisition date. The projected income statement, cash flow statement and balance sheet through 2034 are shown in Exhibit I.

The baseline projected IRR is calculated assuming a 2% annual devaluation of the BRL against USD and an average Subscriber discount of 23%.

The Project will be rented to the Offtaker. The Offtaker is comprised of many Subscribers who each pay a rental price equal to the amount of kWh produced by the Project that they consume times an energy rate per kWh. The energy rate per kWh is calculated as a fixed discount off the rate they would have otherwise pay to the Utility Company for electricity.

Thus, the Project's monthly rental revenue will fluctuate based on Subscriber discount rates and the FX rate (expressed as a devaluation of the BRL against the USD over time). The table below demonstrates the range of potential IRRs resulting from various energy discount and currency devaluation scenarios:

IRR Stress Test

Subscriber Discount	FX Devaluation (%(y/y))
	0.00%	2.50%	5.00%	7.50%	10.00%	12.50%	15.00%
10.00%	23.04%	22.45%	21.89%	21.36%	20.84%	20.35%	19.89%
12.00%	22.30%	21.72%	21.17%	20.65%	20.15%	19.67%	19.21%
14.00%	21.55%	20.99%	20.45%	19.94%	19.45%	18.98%	18.53%
16.00%	20.80%	20.25%	19.72%	19.22%	18.74%	18.28%	17.84%
18.00%	20.05%	19.51%	18.99%	18.50%	18.03%	17.58%	17.14%
20.00%	19.29%	18.76%	18.25%	17.77%	17.31%	16.87%	16.44%
22.00%	18.52%	18.00%	17.50%	17.03%	16.58%	16.15%	15.74%
24.00%	17.74%	17.23%	16.75%	16.29%	15.85%	15.42%	15.02%
26.00%	16.96%	16.46%	15.98%	15.53%	15.10%	14.69%	14.29%
30.00%	15.36%	14.88%	14.43%	13.99%	13.58%	13.18%	12.80%

For example, if the BRL depreciates against the USD by 7.5% every year of the Project's 25-year life, and the Project offers Subscribers a 16% discount against the energy rate charged by the Utility Company (as opposed to the 23% assumption used in the base case IRR projection), the IRR of the Project would be 19.22%.

Capital Expenses ("CAPEX")

The cost to construct the Project has been fixed by contract and is detailed in the table below. Actual costs will be subject to changes in FX during the construction period.

Capital Expenditures Assumptions

	Brazilian Reais (BRL)	US Dollars (USD)
Acquisition Costs	R$ 11,500,000.00	$80,920.00

Solar Modules	R$ 89,250.00	$15,332.00
Electrical Materials	R$ 16,000.00	$2,749.00
Substation	R$ 75,000.00	$12,884.00
Labor & Accommodations	R$ 14,000.00	$2,405.00
Monitoring Equipment	R$ 122,819.00	$21,099.00
CCTV	R$ 15,000.00	$2,577.00
Total Hard Costs	R$ 332,069.00	$57,047.00

Land Rental	R$ 10,909.00	$1,864.00
Spare Parts	R$ 50,111.00	$8,609.00
Total Soft Costs	R$ 61,020.00	$10,473.00

Pre-COD OpEx	R$ 77,891.00	$8,923.00

Total CapEx (All-In)	R$ 11,970,980.00	$1,987,452.00

Revenue

The Project's revenue comes from the Project Rental Contracts between the SPE and the Consortium of Subscribers.

The Project Rental Contracts adjust for annual inflation, which are aligned with changes in Utility Company rates, typically occurring each April. The Utility Company has historically adjusted its rates at a pace higher than IPCA. While the financial model uses the 2020 target inflation rate of 4.00% as a baseline, CEMIG cumulative rate adjustments over the past four years (2020-2024) reached 36.27%, significantly outpacing the IPCA's 29.39%. This method of calculating energy rates paid by the Subscribers ensures that the Project's revenue increases as energy rates increase.

Revenue Assumptions

Revenue Contract Term	25 years
Fixed Discount on Credit Value	23.00%
Utility Company Rate	R$ 1,045.35 / MWh
Project's Rate	R$ 747.42 / MWh
Demand Charge (TUSD rate)	R$ 16.42 / kWac
Subscriber Default Rate	5.00%

Operating Expenses ("OPEX")

The model assumes the operating expenses described in the table below. All prices are re-adjusted by IPCA, currently assumed at a 4% annual rate of change.

Operating Expenses Assumptions

Operations & Maintenance	R$ 25,000.00 / month	Paid by SPE
Land of Roof Rental	R$ 10,000.00 / month	Paid by SPE
Insurance (GL & Property)	R$ 50,000.00 / month	Paid by SPE
Banking & FX Fees	R$ 300.00 / month	Paid by SPE
Credit Management	R$ 8,499.28 / month	Paid by SPE
Utilities	R$ 500.00 / month	Paid by SPE
Marketing Commission	5.00% of Revenue	Paid by Consortium
Year 1 Monthly OPEX	R$ 67,027.00 / month
*On the energy compensated
**All values readjusted with IPCA annually.

Taxes

Tax Assumptions

Applied Taxes
Total Rental Revenue		R$ 24.006.393,52
Total Service Revenue		R$ 9.468.340,02
Total Gross Revenue		R$ 33.474.733,54

Presumed profit Taxable Income (32%)		R$ 10.711.914,73

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS&COFINS	3.65%	% of Gross Revenue	R$ 1.221.827,77	3,65%
ISS	5.00%	% of Service Revenue	R$ 473.417,00	1,41%
ICMS**	18.00%	% of Sales Revenue	R$ 0.00	0.00%
IRPJ	25.00%	% of Taxable Income	R$ 2.441.978,68	7,29%
CSLL	9.00%	% of Taxable Income	R$ 964.072,33	2,88%
Total Taxes			R$ 5.101.295,78	15,24%

*All displayed values are sourced from Exhibit I, in BRL, and are projected for the next 10 years.
**ICMS is not charged, as these projects do not sell power, only rent the power plant to the consortium of Subscribers.

Legal Summary

Each of the contracts that comprise the Project have been drafted, negotiated and reviewed by the Manager. This section specifically comments on the review of the following contracts:
a)     SPE Social Contract (similar to an Operating Agreement in the U.S.)
b)     Purchase and Sale Agreement
c)     Surface Rights Public Deed
d)     Construction Contract
e)     Operations and Maintenance Agreement

SPE Social Contract Summary

Contract	Social Contract of Energea Iguatama II Ltda.
Incorporation Date	July 31, 2024
CNPJ	56.264.376/0001-68
Address	Rod Faz Dois Amigos, No. 4, Iguatama, CEP 38.910-000, Minas Gerais
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio 2 LLC (100%)
Management	Isabella Vieira Mendonça Vivian Paim Lopes
Municipal Registration	10200915

Purchase and Sale Agreement

Contract	Purchase Agreement
Date	December 20, 2024
Parties	Lux Energia e Participações Ltda. (as Seller) Energea Iguatama II Ltda. (as Buyer) IGT Solar S.A. (as Intervening Party) Consórcio Solar IGT I (as Intervening Party)
Object	The purchase of an operational 3MW photovoltaic solar power project located in Iguatama/Minas Gerais
Purchase Price	BRL 11,5000,000.00
Payment	50% upon the execution of the Purchase Agreement 50% upon completion of all conditional precedents

Surface Rights Public Deed

Contract	Land Lease
Date	August 22, 2022
Parties	Energea Iguatama II Ltda. - Lessor Inhaumas Empreendimentos e Participaçõs Ltda - Lessee
Term	25 years from the signature date
Object	Lease of a rural property in the City of Iguatama, Minas Gerais
Monthly Payment	R$ 7,200.00
Payment Periodicity	Monthly, after a grace period of 150 days from the signature of the lease agreement
Surface Rights	Lessors have the obligation to provide the surface rights deed when requested by Lessee.

Construction Contract Summary

Contract	Engineering, Procurement and Construction Agreement
Date	August 13, 2021
Parties	LUX Energia e Participações LTDA ("Contractor") Energea Corumbaíba Ltda. ("Owner")
Object	Contractor shall provide construction engineering drawings, civil works and supply of goods, materials, equipment and services required for the construction, cold commissioning and hot commissioning.
Contract Price	R$ 635,000.00
Warranty Duration
The Technical Warranty Period shall begin with the issuance of the "Certificate of Final Acceptance" and shall remain valid and in full force for a period of 12 months.
Inverter Warranty - 10 years
Trackers - 15 years
Modules - 25 years

Warranty Scope
The Technical Warranty of the Project and Technical Warranty of the equipment will cover all repairs related to defects verified in the Project and the equipment. This covers any and all defects in the design, execution, materials and equipment and its components, parts and accessories and, in its entirety, the continuous operation of the Project according to the characteristics and specifications for which it was designed.

Operations and Maintenance Service Agreement

Contract	Agreement for the Provision of Operation and Maintenance Services
Date	March 21, 2025
Parties	Energea Brasil Operações LTDA - Contractor Energea Iguatama II LTDA - Owner
Object
Contractor shall perform all Operations and Maintenance services including but not limited to monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective maintenance and technical calculations.

Contract Price	R$27,738.75 per year (paid monthly)
Warranty
Contractor will be responsible for managing and supervising all repairs and replacements of equipment covered under warranty, and pursue all eligible claims with equipment suppliers.
Inverter Warranty - 5 years
Module Warranty - 12-year materials warranty, 25-year output warranty
Racking Warranty - 5 years

Insurance	Civil and Accident Liability - R$5,000,000.00 Vehicle Insurance - R$500,000.00 Workers Comp & Employer Liability - R$3,000,000.00

Documentation Checklist

	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	Confirmed
	Purchase and Sale Agreement	Confirmed
Site	Site Photos	Confirmed
	Land Owner Documents	Confirmed
	Property Lease Agreement	Confirmed
Design and Application	Energy Resource Study	Confirmed
	Preliminary Engineering	Confirmed
Interconnection	Parecer de Acesso	Confirmed
	Interconnection Contracts	Confirmed
Permit	Environmental License	Confirmed
Offtaker	Offtaker Credit Analysis	Confirmed
	Revenue Agreement Set	In Process
EPC	Construction Set (drawings)	Confirmed
	Signed EPC Agreement	Confirmed
O&M	O&M Agreement	Confirmed
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: April 21, 2025